Exhibit 99.1
E-House to Invest in Century 21 China Real Estate and Become Largest Shareholder
SHANGHAI, China, November 28, 2011 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced that it has signed a non-binding term sheet with IFM Investments Limited (“Century 21 China Real Estate”) (NYSE: CTC) and its founders. Century 21 China Real Estate is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China.
Under the proposed transaction, Century 21 China Real Estate will issue approximately 960 million new Class A ordinary shares to E-House and the founders of Century 21 China Real Estate at $0.0267 per share ($0.40 per American depositary share (“ADS”)). The total number of new shares issued will represent approximately 57.8% of Century 21 China Real Estate’s post-issuance enlarged share capital on a fully diluted basis. Century 21 China Real Estate will receive an aggregate consideration of approximately $25 million. Upon closing of the proposed transaction, E-House will become Century 21 China Real Estate’s largest shareholder with a 37.3% ownership stake on a fully diluted basis. Century 21 China Real Estate’s founders will have an additional 20.5% equity share on a fully diluted basis, with their purchase of new shares being financed by E-House. The final shareholding split between E-House and Century 21 China Real Estate’s founders is subject to minor adjustments prior to the closing of the proposed transaction.
“We are very excited about the opportunity to make a strategic investment in Century 21 China Real Estate,” said Mr. Xin Zhou, E-House’s executive chairman. “Century 21 China Real Estate is a leading brand and operator in China’s secondary real estate brokerage sector with national coverage and a top level management team. Although China’s real estate industry currently faces unprecedented challenges and the operating environment for the secondary real estate brokerage sector is particularly difficult, this cooperation will help Century 21 China Real Estate not only strengthen its financial conditions to weather the near-term challenge, but also enhance its market leading position. At the same time, E-House will gain a valuable distribution channel that will augment our comprehensive sales and marketing services for developers. More importantly, our two companies will join hands to push for a fundamental change in the way secondary real estate brokerage is done in China and create a profitable and sustainable business model. Although the proposed transaction will negatively impact E-House’s earnings in the near term given Century 21 China Real Estate’s losses, we believe this is an attractive investment opportunity and are confident in Century 21 China Real Estate’s management team to turn around its business and improve its operating results.”
The closing of the proposed transaction is subject to customary due diligence, board approval by both companies and the signing of definitive transaction documents among E-House, Century 21 China Real Estate, and the Century 21 China Real Estate founders. Century 21 China Real Estate will continue to operate under its existing brand and management team and remain an independent company listed on the New York Stock Exchange.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 170 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information and consulting, online, advertising, promotional events and investment management services. The real estate information and consulting, online, advertising and promotional events services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
For investor and media inquiries please contact:
In China
Kelly Qian
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0730
E-mail: ir@ehousechina.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: ej@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: ej@ogilvy.com